November 25, 2019
Via Email

Richard B. Alsop, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

       Re:     Taro Pharmaceutical Industries Ltd.
               Schedule TO-I
               Filed November 15, 2019
               File No. 005-49231

Dear Mr. Alsop:

        The staff in the Office of Mergers and Acquisitions has reviewed the filing listed above, and we have the comments set forth below. All defined terms used herein have the same meaning as in the Offer to Purchase attached as Exhibit (a)(1)(A) to the Schedule TO-I. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit (a)(1)(A)
Important, page i

1. Refer to the statement, "We are not making the Offer to, and will not accept any tendered shares from, shareholders in any jurisdiction where it would be illegal to do so." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please revise this statement to remove the implication that tendered shares will not be accepted from all holders. Refer to Rule 13e-4(f)(8)(i) and Section II.G.1 of Securities
   Exchange Act Release No. 58597 (September 19, 2008). Alternatively, please revise the statement to limit the restriction to only U.S. states instead of all jurisdictions to conform to the regulatory text in Rule 13e-4(f)(9)(ii). Please make corresponding changes throughout the offer to purchase where such language appears.
 Conditions of the Tender Offer, page 23

2. Revise your assertion that any determination by you concerning the conditions is "final and binding upon all persons" to clarify that holders of the shares may challenge Taro's determinations in a court of competent jurisdiction.

3. In the first paragraph of this section, revise or expand the language "regardless of the circumstances giving rise to the event or events" to make clear that all Offer conditions must be outside the control of the bidder. In the last paragraph in this section, revise the language
   "regardless of the circumstances giving rise to any of these conditions" in the same manner.

4. Refer to the fourth bullet point on page 23. This condition appears to be triggered if there is a material change in the U.S. dollar "or any other currency exchange rates." Quantify the material change (as a percentage) that will trigger the condition. In addition, given the breadth of the condition involving literally any currency in the world, we have concerns that this renders the Offer illusory. Please revise, or provide your analysis supplementally if you do not agree.

5. Refer to the fifth bullet point on page 23. The condition as currently drafted does not contain a materiality qualifier and does not define "indirectly" as used therein. Please revise so that shareholders can understand the scope of this condition.

6. Refer to the sixth bullet point on page 23. Define or explain what you mean by "the date of the Offer."

7. Refer to the eighth bullet point on page 23, in subsection (iii) of that condition. Since it would appear that individual shareholders could have different ideas of what would be material "in deciding whether to tender into the Offer," explain how this condition will operate. Consider whether it is possible to revise the condition to address the specific factors themselves, rather than by referencing broadly to what shareholders would consider material.

8. Refer to the second to last condition on page 24. The inclusion of this condition appears contradicted by your disclosure on page 32, which states that you are not aware of any approval that would be required for the acquisition of shares as contemplated by the Offer.
   Revise to clarify. To the extent you are aware of any approvals, permits, authorizations, or consents that are required to be obtained in connection with the Offer, please disclose them and describe the efforts you are making to obtain them.

9. You state that the conditions may be asserted or waived, in whole or in part, at any time in your reasonable discretion prior to the Expiration Time. This suggests that the issuer may become aware that an offer condition has been triggered yet the tender offer may proceed without new disclosure. To the extent the issuer becomes aware of any offer condition becoming operative in a way that would enable the issuer to terminate the offer or cancel the obligation to accept tenders, and the issuer elects to proceed with the offer anyway, we view that decision as being a waiver of the condition. If a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please revise this section to qualify the referenced disclosure by affirming Taro's understanding of its obligation to disclose material changes.

Incorporation by Reference, page 29

10. With a view toward complying with General Instruction F of Schedule TO, and to ensure liability under the applicable tender offer regulatory provisions of the information incorporated by reference, please revise the exhibit index to identify the periodic reports upon which the issuer has relied to satisfy its disclosure obligations. Refer to the aforementioned Instruction F and to Item 1016(a)(5) of Regulation M-A.

Exhibit (a)(1)(G) Press Release Dated November 15, 2019

11. The safe harbor provisions in the Private Securities Litigation Reform Act of 1995 are, by
    their terms, not available for statements made in connection with a tender offer. See
    Securities Act Section 27A(b)(2)(C) and Securities Exchange Act Section 21E(b)(2)(C).
    Please refrain from making further references to the Act or its safe harbor provisions in any future press releases or other communications relating to the offer or future offers. For guidance, refer to Section I.M, Q & A No. 2, in the Manual of Publicly Available Telephone
    Interpretations, Third Supplement, July 2001.

        We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk,
Senior Special Counsel, at (202) 551-3263.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions